Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED

2008 FEB 21 P 1:44

Date: 14 February 2008

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

[redacted]

PROCESSED

FEB 26 2008

THOMSON
FINANCIAL

08000862

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Holding(s) in Company*	*27/01/2008*	*1*
2.	*Immediate Report*	*31/01/2008*	*2*
3.	*Change in Corp. Securities*	*05/02/2008*	*3*
4.	*Holding(s) in Company*	*11/02/2008*	*4*
5.			
6.			
7.			
8.			
9.			
10.			
11.			
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20.			

Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 27/01/2008
Reference: 2008-01-026217

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *25/01/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	20.84	20.84	20.58	20.58
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.01	6.01	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,790,326	7.52	7.52	7.42	7.42
6	Lazard Asset Management LLC	BNHP Ordinary Shares	63,608,757	5.05	5.05	4.98	4.98

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): 262,731,308

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.76% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.01% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*

No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *520037573*

Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration: ______________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *75,764,441*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Zvi Ziv.*

No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 95,124,226
Change in Quantity of Securities: *-333,900*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 69,103,010 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Lazard Asset Management LLC*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *05-0530199*

Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *63,608,757*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holding is on behalf of holdings of Lazard Asset Management LLC, its subsidiaries and its clients.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 2

Date: January 31, 2008
Reference: 802/08

To: The London Stock Exchange

Dear Sir or Madam,

Re: Balance Sheet (Assets and Liabilities) of the New York Branch of the Bank Insured by the FDIC

This is to advise that the branch of Bank Hapoalim in New York, which is insured by the FDIC has filed its Federal Reserve Bank Call Report for December 31st, 2007 which includes only a balance sheet (assets and liabilities) with the competent authorities in the USA, as usual, on December 30th, 2007.
The aforesaid report will appear on the following web sites at such time as may be determined by the Council of the FRB.

The web site of the FDIC the address of which is:
http://www2.fdic.gov/idasp/main.asp
(Company Number 33686).

The web site of the FFIEC the address of which is:
http://www.ffiec.gov/nicpubweb/nicweb/nichome.aspx
(Company Number 840000).

It should be noted that the regulatory agencies allow amendments to be made to the aforesaid report, where necessary, and certain changes may be made thereto. The aforesaid report, prior to any possible changes, has been filed as required by the rules of reporting applicable in the USA.

This immediate report has been given in the format agreed upon between the Supervision of Banks and the Securities Authority.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
Ofer Levy Chief Accountant Senior Deputy Managing Director	**Yoram Weissbrem** Secretary of the Bank

Bank Hapoalim B.M.
Registration no. 520000118
The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Schedule 3

Transmission date: 05/02/2008
Reference: 2008-01-035883

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report Regarding a Change in the Securities of the Corporation

The corporation advises that
- ● On 03/02/2008
- ○ From _______ until _______

A change in the quantity of the securities of the Corporation has occurred as follows:

1. A Description of the Nature of the Change:

Explanation: A comprehensive description should be given of the transaction or the operation on account of which a change in the securities of the Corporation has occurred.

Withdrawal of Certificate / Realization of Employees Options

Date of the change	Nature of the change	Category and name of the securities with respect to which a change has occurred	Stock Exchange number	Quantity of the change	Whether executed through the Stock Exchange Clearing House
03/02/2008	*Other Withdrawal of Certificate of client*	*Ordinary Share BNHP*	*662577*	*122*	*Yes*
03/02/2008	*Other Realization of Employees Options, not including expiries*	*Ordinary Share BNHP*	*662577*	*1,882,730*	*Yes*

Explanations:

1. *To the extent that the change affects more than one security, the effect of the change should be detailed on a separate line for each security.*
2. *Date of the Change – all of the changes of the same category, with respect to the same security, effected on the same day, should be summarized on one line. In that regard, a distinction should be made between changes made through the Stock Exchange Clearing House and changes made directly on the books of the Corporation.*
3. *The change – for a decrease the sign "-" should be added.*
4. *In all fields of the quantity, the quantity of securities should be filled in and not the NIS nominal value.*

2.a. The Schedule of the Share Capital of the Corporation after the Change:

Name & category of share	Stock Exchange number	Number of shares in the authorized capital	Issued & paid up capital	
			Quantity in last report	Present quantity
BNHP Ordinary Shares	662577	2,000,000,000	1,260,717,500	1,262,600,230

Explanation: All categories of shares should be specified – including shares, which are not registered for trading.

b. Schedule of Other Securities of the Corporation:

No. of security	Name of security	Category of security	Name of trustee	Quantity in the last report	Present quantity	Listed for trade
6620207	*Poalim Subordinated Capital Notes "A"*	*Other*		*676,000,000*	*676,000,000*	*Yes*
6620215	*Poalim Subordinated Capital Notes "B"*	*Other*		*459,400,000*	*459,400,000*	*No*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*896,400,000*	*896,400,000*	*Yes*
6620280	*Poalim Subordinated Capital Notes "C"*	*Other*		*3,600,000*	*3,600,000*	*No*
6620223	*Employees Options 2004 **	*Option*		*3,876,762*	*1,992,475*	*No*
6620231	*Employees Options 2005*	*Option*		*3,912,152*	*3,906,142*	*No*
6620249	*Employees Options 2006*	*Option*		*3,981,146*	*3,974,937*	*No*
6620256	*Personal Employment Contract Options 2006*	*Option*		*48,918*	*45,849*	*No*
6620264	*Employees Options 2007*	*Option*		*4,064,129*	*4,057,373*	*No*
6620272	*Personal Employment Contract Options 2007*	*Option*		*70,560*	*67,232*	*No*

Explanation: All of the securities of the Corporation should be specified, except for shares (including securities not registered for trading).

c. Attached hereto is an uptodate file of the corporations securities lists, as well as the shareholders lists, the option holders notebook, and the bond holders notebook <u>book_isa.pdf</u>

* *Including expiries and realizations*

List of Shareholders of Bank Hapoalim B.M.

Data on Holdings as at: 4 February 2008

List of Shareholders of Bank Hapoalim B.M	Amount of shares	Percent of holdings
Nominee Company of Bank Hapoalim B.M	931,434,565	73.7711
A. Shares of Core of Control		
Arison Holdings (1998) Ltd.	255,354,390	20.2245
Total	255,354,390	20.2245
B. Free Shares		
Arison Holdings (1998) Ltd.	73,330	0.0058
Israel Salt Industries Ltd.	75,664,441	5.9927
Total	75,737,771	5.9986
Savion Tal	35,800	0.0028
Tzitzian Avraham	31,680	0.0025
Don Maxwell	2,450	0.0002
Vardi Rachel	780	0.0001
Agmon Eliyahu	700	0.0001
Barkner Albert	603	0.0000
Kikov Esther	568	0.0000
Levi Victoria	544	0.0000
Adv. Mindel Menachem Yigal	122	0.0000
Geva Ariyeh	100	0.0000
Pentzer Nathan	75	0.0000
Zachs Eran	40	0.0000
Newman David	10	0.0000
Yehuda Bar Lev	10	0.0000
Aaron Elias	10	0.0000
Kelev Victoria	5	0.0000
AMM G. Investments & Financials Ltd.	2	0.0000
Livnat Raz	1	0.0000
Zektzer Ram	1	0.0000
Kramer Moshe	1	0.0000
Erez Tal	1	0.0000
Feldman Avi	1	0.0000
	1,262,600,230	100.0000

List of Holders of Subordinated Capital Notes 'A' 6620207

As of date : 04/02/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**671,000,000**
The Provident Fund of Bank Leumi Staff	**5,000,000**
Total Capital	**676,000,000**

List of Holders of Subordinated Capital Notes 'B' 6620215

As of date : 04/02/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**459,400,000**
Total Capital	**459,400,000**

List of Holders of Subordinated TACT (Tel-Aviv Continuous Trading) Institutional Capital Notes 'C' 6620280

As of date : 04/02/2008

	Quantity of Capital Notes
Nominee Company of Bank Hapoalim B.M	**896,400,000**
S.D.S.Z. Investments Ltd.	**3,600,000**
Total Capital	**900,000,000**

List of Holders of Employees Options 2004 6620223

As of date : 04/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	1,992,475
Total Capital	1,992,475

List of Holders of Employees Options 2005 6620231

As of date : 04/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,906,142
Total Capital	3,906,142

List of Holders of Employees Options 2006 6620249

As of date : 04/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	3,974,937
Total Capital	3,974,937

List of Holders of Personal Employment Contract Options 2006 6620256

As of date : 04/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	45,849
Total Capital	45,849

List of Holders of Employees Options 2007 6620264

As of date : 04/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**4,057,373**
Total Capital	**4,057,373**

List of Holders of Personal Employment Contract Options 2007 6620272

As of date : 04/02/2008

	Quantity of Capital Notes
G.L.E. 102 Trusts	**67,232**
Total Capital	**67,232**

Registration no. 520000118

The securities of the corporation are listed for trading on the Tel Aviv Stock Exchange
Code name: Poalim
Street: P.O.B. 27, Tel Aviv 61000
Tel: 03-5673800; 03-5673333; Fax: 03-5674576
e-mail: yoram.weissbrem@mailpoalim.co.il

Transmission date: 11/02/2008
Reference: 2008-01-041502

Securities Authority
www.isa.gov.il

Tel Aviv Stock Exchange Ltd.
www.tase.co.il

Immediate Report regarding the schedule of holdings of Interested Parties

Regulation 33 (c) of the Securities (Periodic and Immediate Reports) Regulations, 5730-1970

Following is the schedule of holdings of Interested Parties in the corporation as of *08/02/2008*

No. of Holder	Name of Holder	Name, Category & Series of Security	Current Quantity of Securities	Extent of Holding		Extent of Holding (fully diluted)	
				% of capital	% of voting	% of capital	% of voti
1	Arison Holdings (1998) Ltd.	BNHP Ordinary Shares	262,731,308	20.80	20.80	20.58	20.58
2	Israel Salt Industries Ltd.	BNHP Ordinary Shares	75,764,441	6.00	6.00	5.93	5.93
3	Zvi Ziv	BNHP Ordinary Shares	17,088	0.00	0.00	0.00	0.00
4	Yoseph Dauber	BNHP Ordinary Shares	16,530	0.00	0.00	0.00	0.00
5	Management clients of AllianceBernstein, AXA IM, and their respective affiliates	BNHP Ordinary Shares	94,790,326	7.51	7.51	7.43	7.43
6	Lazard Asset Management LLC	BNHP Ordinary Shares	63,608,757	5.04	5.04	4.98	4.98

Explanations:

1. *Holdings of convertible securities should be reported, including convertible securities, which are not listed for trading.*
2. *If an interested party holds more than one category of securities, the extent of his holdings should be stated taking into consideration all of the securities held by him on one line only.*
3. *The schedule of holdings of all interested parties should be listed in this form, including holdings which have remained unchanged.*
4. *Where the interested party is a subsidiary company, the holdings should be separated into shares which were purchased before the Companies Law, 5759-1999 took effect and which confer rights as to capital and voting, and shares which were purchased after the Law took effect and which are inactive shares.*
5. *If the interested party is a corporation, the name of the controlling party in the corporation should be reported as well.*

Name of Holder: *Arison Holdings (1998) Ltd.*
No. of Holder: *1*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *512705153*
Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*
Country of Citizenship/Incorporation or Registration: ______________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): 262,731,308

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

The holdings of the interested parties in the Bank are as follows:

Eternity Holdings One Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of Bank Hapoalim B.M. (hereinafter: "the Bank").

Furthermore, Eternity Holdings One Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Eternity Four Trust holds 53.86% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of the Bank.

Furthermore, Eternity Four Trust holds 53.86% of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Nickel 97 – A Trust holds 23.07% of the shares of Arison Holdings (1998) Ltd., which holds 20.80% of the shares of the Bank.

Furthermore, Nickel 97 – A Trust holds 23.07% of the shares of the company Arison Sustainability Ltd., which holds 100% of the shares of Arison Investments Ltd., which holds 100% of the shares of Arzaf D Ltd., which holds 82.2% of the shares of Israel Salt Industries Ltd., which holds 6.00% of the shares of the Bank.

Ms. Shari Arison, holder of Israeli citizenship (Israeli Identity Document 064767437) is the principal beneficiary of Eternity Holdings One Trust and of Eternity Four Trust.

Mr. Mickey Arison, holder of American citizenship (Passport Number 219203102) is the principal beneficiary of Nickel 97 – A Trust.

Name of Holder: *Israel Salt Industries Ltd.*

No. of Holder: *2*

Explanation: To be filled in if the interested party is a banking corporation or an insurer

Category of Identity Number: *Number at the Registrar of Companies*

Identity Number: *520037573*

Citizenship/Country of Incorporation or Registration: *Incorporated in Israel*

Country of Citizenship/Incorporation or Registration: ______________

Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*

Are the shares held inactive shares: *No*

Stock Exchange Security Number: *662577*

Balance in previous comprehensive report (quantity of securities): *75,764,441*

Change in Quantity of Securities: *0*

Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".

Remarks:

Name of Holder: *Zvi Ziv.*

No. of Holder: *3*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *004143699*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *17,088*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Yoseph Dauber*
No. of Holder: *4*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Number of Identity Document*
Identity Number: *007447584*
Citizenship/Country of Incorporation or Registration: *Private person with Israeli citizenship*
Country of Citizenship/Incorporation or Registration: ______________
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *No*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *16,530*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:

Name of Holder: *Management clients of AllianceBernstein, AXA IM, and their respective affiliates*
No. of Holder: *5*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *13-4064930*
Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): 94,790,326
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
Out of the total balance 69,103,010 holdings with voting rights

Together: AllianceBernstein L.P., AXA Investment Managers, AXA Rosenberg Investment Management LLC, AXA China Region Insurance Company (Bermuda) Ltd.

Name of Holder: *Lazard Asset Management LLC*
No. of Holder: *6*

Explanation: To be filled in if the interested party is a banking corporation or an insurer
Category of Identity Number: *Other Identification number*
Identity Number: *05-0530199*

Citizenship/Country of Incorporation or Registration: *Incorporated overseas*
Country of Citizenship/Incorporation or Registration: *U.S.A.*
Does the holder serve as a representative for reporting purposes of a number of shareholders who hold securities of the Corporation together with him: *Yes*
Are the shares held inactive shares: *No*
Stock Exchange Security Number: *662577*
Balance in previous comprehensive report (quantity of securities): *63,608,757*
Change in Quantity of Securities: *0*
Explanation: If a decrease in number is reported, a negative value should be stated, i.e. represented by the sign "-".
Remarks:
The holding is on behalf of holdings of Lazard Asset Management LLC, its subsidiaries and its clients.

As of the date of this report and according to the directives of the law, the controlling party in the corporation is :

1. Arison Holdings (1998) Ltd.;
2. Israel Salt Industries Ltd.

- = Remark = - extent of holding (fully diluted) does not include subordinated capital notes Series A, B and C.

END